SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

   Information to be Included in Statements Filed Pursuant to ss.240.13d-1(b),
        (c) and (d) and Amendments Thereto Filed Pursuant to ss.240.13d-2

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                             Mission West Properties
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    605203108
                         ------------------------------
                                 (CUSIP Number)

                                December 31, 2009
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                (x) Rule 13d-1(b)
                                ( ) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

1.  NAME OF REPORTING PERSONS

    Teachers Advisors, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ( )
                                                     (b) ( )

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

    5.  SOLE VOTING POWER                            536,480

    6.  SHARED VOTING POWER                          0

    7.  SOLE DISPOSITIVE POWER                       536,480

    8.  SHARED DISPOSITIVE POWER                     0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     536,480

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES ( )

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                     2.46%

12. TYPE OF REPORTING PERSON
                                                     IA

1.  NAME OF REPORTING PERSONS

    TIAA-CREF Investment Management, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ( )
                                                     (b) ( )

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

    5.  SOLE VOTING POWER                            366,939

    6.  SHARED VOTING POWER                          0

    7.  SOLE DISPOSITIVE POWER                       366,939

    8.  SHARED DISPOSITIVE POWER                     0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     366,939

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES ( )

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                     1.69%

12. TYPE OF REPORTING PERSON
                                                     IA

ITEM 1(a).     NAME OF ISSUER:

                    Mission West Properties

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    10050 Bandley Drive
                    Cupertino, CA 95014

ITEMS 2(a)-2(c).    NAME, ADDRESS OF PRINCIPAL BUSINESS OFFICE, AND CITIZENSHIP
                    OF PERSONS FILING:

                    Teachers Advisors, Inc. ("Advisors")
                    730 Third Avenue
                    New York, NY  10017-3206
                    Citizenship:  Delaware

                    TIAA-CREF Investment Management, LLC ("Investment
                    Management")
                    730 Third Avenue
                    New York, NY  10017-3206
                    Citizenship:  Delaware



ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

                    Common Stock

ITEM 2(e).     CUSIP NUMBER:

                    605203108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b), OR SS.240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


ADVISORS

(a) ( )        Broker or dealer registered under Section 15 of the Exchange Act.

(b) ( )        Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ( )        Insurance Company as defined in Section 3(a)(19) of the Exchange
               Act.

(d) ( ) Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e) (x)        An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ( ) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ( ) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ( ) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j) ( )        Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

INVESTMENT MANAGEMENT

(a) ( )        Broker or dealer registered under Section 15 of the Exchange Act.

(b) ( )        Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ( )        Insurance Company as defined in Section 3(a)(19) of the Exchange
               Act.

(d) ( ) Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e) (x)        An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ( ) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ( ) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ( ) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j) ( )        Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ( )

ITEM 4.        OWNERSHIP

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

               (a) Aggregate amount beneficially owned: 903,419 (See Exhibit A attached)

               (b) Percent of class: 4.15%

               (c) Number of shares as to which the person has:

                              INVESTMENT MANAGEMENT          ADVISORS
                              ---------------------          --------

Sole Voting Power:            366,939                        536,480

Shared Voting Power:          0                              0

Sole Dispositive Power:       366,939                        536,480

Shared Dispositive Power:     0                              0

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               See Exhibit A attached

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable


ITEM 10.       CERTIFICATIONS.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

               SIGNATURE.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Date: February 12, 2010

                                             TIAA-CREF INVESTMENT
                                             MANAGEMENT, LLC


                                             By: /s/ Michael Albert
                                                 -------------------------------
                                             Michael Albert
                                             Managing Director, Control Services


                                             TEACHERS ADVISORS, INC.


                                             By: /s/ Michael Albert
                                                 -------------------------------
                                             Michael Albert
                                             Managing Director, Control Services

                                    EXHIBIT A
                                    ---------

ITEM 6.  OWNERSHIP.

TIAA-CREF Investment Management, LLC ("Investment Management") is the investment adviser to the College Retirement Equities Fund ("CREF"), a registered investment company, and may be deemed to be a beneficial owner of 366,939 shares of Issuer's common stock owned by CREF. Teachers Advisors, Inc. ("Advisors") is the investment adviser to three registered investment companies, TIAA-CREF Funds ("Funds"), TIAA-CREF Life Funds ("Life Funds"), and TIAA Separate Account VA-1 ("VA-1"), and may be deemed to be a beneficial owner of 536,480 shares of Issuer's common stock owned by the Funds, Life Funds and VA-1. Investment Management and Advisors are reporting their combined holdings for the purpose of administrative convenience. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. Each of Investment Management and Advisors expressly disclaims beneficial ownership of the other's securities holdings and each disclaims that it is a member of a "group" with the other.